Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: The Hillshire Brands Company

Commission File No.: 1-3344

Subject Company: Pinnacle Foods Inc.

Commission File No.: 1-35844

Hillshire Employee Talking Points

•	By now you have heard the exciting news that we’ve entered into an agreement to acquire Pinnacle Foods. You should have received the note from Sean, along with the press release issued earlier this morning.

•	This is an exciting opportunity for Hillshire Brands and we truly believe that Pinnacle represents an ideal partner for us.

•	As you may know, they are a well-respected company with a robust portfolio of leading brands including Birds Eye®, Duncan Hines®, Vlasic®, and Wish-Bone®, among others.

•	In addition to their iconic brands, Pinnacle also shares our passion for developing innovative products, as well as our focus on maintaining a lean and efficient operating structure and close ties with customers.

•	The New Hillshire will have leading brands and strong positions in key frozen, refrigerated and center store grocery categories.

•	Together, we’ll have increased scale and a more diversified portfolio.

•	These advantages will enable us to continue investing in our brands – driving further growth through innovation and product extensions – and delivering outstanding benefits to our consumers, customers and shareholders.

•	The New Hillshire will be headquartered in Chicago and Sean will continue to be our president and CEO.

•	Importantly, today’s news is just the first step in the process. While we expect the transaction to close by September 2014, it is subject to regulatory and shareholder approvals and other customary closing conditions.

•	Over the coming weeks and months, we will be working with Pinnacle to develop an integration plan.

•	We’ve already identified the integration team leader for Hillshire and Tom Hayes, our Chief Supply Chain Officer, will be heading those efforts from our side.

•	Tom and the rest of the integration team will work with their relevant Pinnacle counterparts to facilitate a smooth combination of our organizations once the transaction closes.

•	We are excited to bring together talented individuals from both sides to create a strong combined company.

•	However, until the transaction closes, Hillshire and Pinnacle will continue to operate as independent companies. This means it is business as usual here, and that means closing the year strong.

•	I can assure you, we’ll do our best to keep you informed as we move through the process.

•	This is an incredibly exciting time at Hillshire, and we believe this transaction presents a compelling opportunity.

•	As always, thank you for your continued support and commitment.

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Q&A

1.	How will this transaction impact current Hillshire Brands employees? I heard a mention of $140 million in expected cost synergies, does that mean there will be changes at Hillshire Brands?

•	As a result of this transaction, Hillshire employees will have the opportunity to be a part of a larger organization that is a leader in key grocery categories.

•	We anticipate that the combined company will present even greater career opportunities for employees.

•	As we move through the integration process, we are excited to bring together talented individuals across both our organizations to create a strong combined company.

•	It is important to note that this announcement is just the first step in the process and we will continue to operate as independent companies until the transaction closes, which is expected by September 2014.

2.	How many HQ people will we have as a combined company? Will we all be able to fit in our current location?

•	This announcement is just the first step in the process and it’s too early to discuss some of the specifics.

•	We expect to move quickly to develop integration plans and will have more information to share in the weeks and months to come.

3.	What should I be telling customers/suppliers?

•	It is important to note that this announcement is just the first step in the process and we will continue to operate as independent companies until the close of the transaction, which is expected by September 2014.

•	During this time it is “business as usual” for employees and customers, and working with suppliers to meet the needs of customers remains Hillshire’s number one priority.

4.	What happens between now and the close of the transaction?

•	This announcement is just the first step in the process and we need to obtain the required regulatory and shareholder approvals and other customary closing conditions. The transaction is expected to close by September 2014.

•	We expect to move quickly to develop integration plans and will have more information to share regarding next steps in the weeks and months to come.

•	In the meantime we will continue to operate as independent companies and it is “business as usual” for employees and customers. Our focus is to end the year strong.

5.	Are there any plans for Hillshire Brands facility closures associated with this deal?

•	It is important to note that we will continue to operate as independent companies and both Hillshire Brands and Pinnacle Foods’ facilities will continue to be “business as usual” prior to the closing of the transaction.

•	We will provide any relevant updates as we move through the integration process.

6.	What should I do if I am contacted by the media or other third parties?

•	Please refrain from making any comments to the media or other third parties.

•	Any inquiries you receive should be forwarded on to Mike Cummins, Director of Corporate Communications.

7.	Who should I contact if I have additional questions?

•	We will provide additional information as we move through the integration process.

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Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Hillshire Brands and the combined businesses of Pinnacle Foods and Hillshire Brands and certain plans and objectives of Hillshire Brands with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Hillshire Brands’ stockholders and Pinnacle Foods’ stockholders; and the risk that financing for the transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Hillshire Brands in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Hillshire Brands’ plans with respect to Pinnacle Foods, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Hillshire Brands assumes no obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Hillshire Brands and Pinnacle Foods will be submitted to the respective stockholders of Hillshire Brands and Pinnacle Foods for their consideration. In connection with the proposed merger, Hillshire Brands will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Hillshire Brands and Pinnacle Foods to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Hillshire Brands and Pinnacle Foods urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com, or from Pinnacle Foods upon written request to the Investor Relations Department, 399 Jefferson Road, Parsippany, New Jersey, 07054, telephone number (973) 434-2924, or from Pinnacle Foods’ website, http://investors.pinnaclefoods.com.

Participants in Solicitation

Hillshire Brands, Pinnacle Foods and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hillshire Brands and Pinnacle Foods in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Hillshire Brands and Pinnacle Foods in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Hillshire Brands’ executive officers and directors in its definitive proxy statement for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on September 12, 2013. You can find more information about Pinnacle Foods’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2014. You can obtain free copies of these documents from Hillshire Brands and Pinnacle Foods using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.